

October 14, 2010

Mr. Peter V. Coleman
Chief Financial Officer
Merriman Holdings, Inc.
600 California Street, 9th Floor
San Francisco, CA 94108

     Re: **Merriman Holdings, Inc.**
               Form 10-K/A for the Year Ended December 31, 2009
               Form 10-Q for the Period Ended March 31, 2010
               File No. 1-15831

Dear Mr. Coleman:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                    Sincerely,

                    Daniel L. Gordon
                    Branch Chief